    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 13, 2000
                                                           REGISTRATION NO. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                    INNOVATIVE GAMING CORPORATION OF AMERICA
             (Exact name of registrant as specified in its charter)

           MINNESOTA                                           41-1713864
(State or other jurisdiction                                (I.R.S. employer
of incorporation or organization)                        identification number)

                              4725 Aircenter Circle
                                 Reno, NV 89502
                                 (775) 823-3000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               Edward G. Stevenson
                      Chairman and Chief Executive Officer
                    Innovative Gaming Corporation of America
                              4725 Aircenter Circle
                                 Reno, NV 89502
                                 (775) 823-3000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                 With copies to:
                             Douglas T. Holod, Esq.
                           Christopher J. Melsha, Esq.
                       Maslon Edelman Borman & Brand, LLP
                               3300 Norwest Center
                        Minneapolis, Minnesota 55402-4140
                                 (612) 672-8200

     Approximate date of the commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement. If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
      [ ] If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                                                 CALCULATION OF REGISTRATION FEE

                                                               PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF            AMOUNT TO BE             AGGREGATE               AMOUNT OF
     SECURITIES TO BE REGISTERED           REGISTERED          OFFERING PRICE(1)      REGISTRATION FEE(1)
--------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value                1,654,500         $    2,791,968.75          $     737.08
--------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value (2)              355,000         $      599,062.50          $     158.15
==============================================================================================================
TOTAL                                       2,009,500         $    3,391,031.25          $     895.23

==============================================================================================================

(1) Fee calculated pursuant to Rule 457(c), based on the average high and low closing sales price on January 10, 2000.
(2) exercise of certain Warrants.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION; DATED JANUARY 13, 2000

PROSPECTUS


                    INNOVATIVE GAMING CORPORATION OF AMERICA

                               2,009,500 SHARES OF
                                  COMMON STOCK

         This prospectus relates to a maximum of 2,009,500 shares of common stock of Innovative Gaming Corporation of America issuable upon the conversion of Series D 6% Convertible Preferred Stock (the "Series D Preferred Shares"), certain shares of common stock issuable in lieu of payment of dividends and exercise of warrants granted to the selling shareholders listed on page 18 of this prospectus. The total proceeds to us from the exercise of the warrants issued in connection with the sale of the Series D Preferred Shares (the "Series D Warrants") and certain other warrants issued to certain selling shareholders (collectively with the Series D warrants, the "Warrants"), if the Warrants are exercised in full, would be a maximum of $941,875. We will receive no proceeds from the sale of the common stock by selling shareholders.

         Our common stock is listed on the Nasdaq National Market under the symbol "IGCA." On January 10, 2000, the last sale price for the Common Stock as reported on the Nasdaq National Market was $1.75.

         THE SHARES OFFERED BY THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DESCRIPTION OF FACTORS WHICH SHOULD BE CONSIDERED BY INVESTORS BEFORE PURCHASING THE SHARES OFFERED BY THIS PROSPECTUS.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. A REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         NEITHER THE COLORADO GAMING COMMISSION, THE MISSISSIPPI GAMING COMMISSION, THE NEVADA GAMING CONTROL BOARD, THE NEVADA GAMING COMMISSION, NOR ANY OTHER GAMING AUTHORITY HAS PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS OR THE INVESTMENT MERITS OF THE SECURITIES OFFERED HEREBY. A REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE, AND MAY BE CHANGED. THIS PROSPECTUS IS INCLUDED IN THE REGISTRATION STATEMENT THAT WAS FILED BY IGCA WITH THE SECURITIES AND EXCHANGE COMMISSION. THE SELLING SHAREHOLDERS CANNOT SELL THEIR SHARES UNTIL THAT REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THE SHARES OR THE SOLICITATION OF AN OFFER TO BUY THE SHARES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

              The date of this Prospectus is January _____, 2000.

                               TABLE OF CONTENTS

         PROSPECTUS SUMMARY.................................................................4

         RISK FACTORS.......................................................................6

         USE OF PROCEEDS...................................................................17

         SELLING SHAREHOLDERS..............................................................18

         PLAN OF DISTRIBUTION..............................................................19

         WHERE YOU CAN FIND MORE INFORMATION...............................................20

         NOTE REGARDING FORWARD-LOOKING STATEMENTS.........................................21

         LEGAL MATTERS.....................................................................22

         EXPERTS...........................................................................22

         DISCLOSURE OF COMMISSION POSITION ON
         INDEMNIFICATION FOR SECURITIES ACT LIABILITIES....................................22



         No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this prospectus. You must not rely on any information or representations not contained in this prospectus, if given or made, as having been authorized by us. This prospectus is not an offer or solicitation in respect to these securities in any jurisdiction in which such offer or solicitation would be unlawful. The delivery of this prospectus shall not under any circumstances, create any implication that there has been no change in our affairs or that the information contained in this prospectus is correct as of any time subsequent to the date of this prospectus. However, in the event of a material change, this prospectus will be amended or supplemented accordingly.

                               PROSPECTUS SUMMARY

         As used in this prospectus, the terms "Company","we", "us" and "our" refer to Innovative Gaming Corporation of America and its consolidated subsidiary.

THE COMPANY

         Innovative Gaming Corporation of America ("IGCA") through its wholly-owned operating subsidiary, Innovative Gaming, Inc. ("IGI", collectively, the "Company"), develops, manufactures, markets and distributes multi-station and other specialty gaming machines to regulated gaming markets world-wide. We have four primary product lines: multi-player/multi-station video table games; bonus "top box" games that are placed on top of slant top spinning reel slot machines; single player video slot machines incorporating state of the art graphics and sound, and unique specialty gaming machines such as "Mythical Reels(TM)", a game which projects the slot machine's spinning reels out in front of the box as if spinning in space. We also own the world-wide patent rights to a unique machine that combines elements of roulette play and pinball in a single player machine. We believe that our gaming machines will appeal to casinos/clubs, lotteries and slot route operators seeking to enhance the entertainment experience by providing new and unique forms of gaming.

         We distribute our products directly and through distributors, primarily on a cash sales basis. In Nevada, we directly place our products under lease, sales (cash or extended payment terms) or participation agreements where we retain ownership and share in the net win of the games with the casino.

         Our primary target markets have been gaming jurisdictions in North America, including the states where we are presently licensed: Arizona, Colorado, Iowa, Louisiana, Mississippi, Minnesota, Nevada, New Mexico, North Carolina and South Carolina, South Dakota and through distributors in Europe and Australia. We have submitted and have a pending application in Connecticut and have submitted games for approval in New Jersey. Previously registered with Alberta, Manitoba, Saskatchewan, Quebec and the Atlantic Lottery Corporation we have applications pending in British Columbia and Ontario. The Company has an agent to market its products in Canada.

         Our executive offices are located at 4725 Aircenter, Reno, Nevada 89502 and our telephone number is (775) 823-3000.

RECENT DEVELOPMENTS

         On October 12, 1999, we announced that we had entered into a letter of intent with Equitex, Inc. whereby we would acquire Equitex's subsidiary, nMortgage.com, Inc. ("nMortgage") in a tax-free exchange of stock (the "Merger"). Under the terms of the letter of intent, our shareholders will retain 25 percent of the newly-merged company on a post-merger basis. On January 3, 2000, we announced that we had executed a definitive agreement with Equitex and nMortgage concerning the Merger. The closing of the Merger is subject to, among other things, successful completion of due diligence, obtaining the approval of our shareholders and of the certain governmental authorities, as well as other customary pre-closing conditions.

         Under the proposed Merger, we must sell or otherwise dispose of our gaming assets immediately prior to the consummation of the Merger. We have held exploratory talks with several gaming manufacturers with a goal of selling the gaming machine business intact to a company completely capable of effectively marketing our recently-approved video slot machine and multi-player games line.

         nMortgage is a direct lender headquartered in Fort Lauderdale, Florida and offers both retail and wholesale mortgage financing through its subsidiary First Bankers Mortgage Services, Inc. nMortgage recently announced the debut of its online mortgage system, known as "nMortgage.com." Upon the closing of the merger, IGCA would be renamed "nMortgage.com, Inc."



THE OFFERING

         Common stock offered (1) ...................................  2,009,500 shares

         Common stock outstanding
           before the offering.......................................  8,946,957 shares

         Common stock outstanding
            after the offering (2)...................................  10,956,457 shares

         Nasdaq National Market symbol...............................  IGCA

(1) Represents the maximum number of shares that can be issued under the Securities Purchase Agreement upon conversion of the Series D Preferred Shares, payment of dividends in connection with the Series D Preferred Shares and shares issuable upon exercise of the Warrants.

(2) Does not include (a) 94,424 shares of common stock that are reserved for issuance upon the conversion of outstanding Series B Convertible Preferred Stock; (b) 942,145 shares of common stock that are reserved for issuance upon the conversion of outstanding Series C Convertible Preferred Stock; (c) 1,369,775 shares of common stock that are issuable upon exercise of outstanding options pursuant to the employee and director stock option plans; (d) 1,145,000 shares of common stock that are issuable upon the exercise of the outstanding warrants (other than the Warrants); and (e) 2,133,332 shares of common stock that are issuable upon the conversion of certain convertible promissory notes.

                                  RISK FACTORS

         An investment in our common stock is very risky. You may lose the entire amount of your investment. Prior to making an investment decision, you should carefully review this entire prospectus and consider the following risk factors:

         WE HAVE INCURRED LOSSES TO DATE AND IF OUR SALES DO NOT IMPROVE, WE WILL NEED ADDITIONAL FINANCING IN ORDER TO CONTINUE OPERATIONS.

         We have incurred net losses of approximately $4.7 million in 1998, $2.9 million in 1997 and $6.9 million in 1996 and had a net loss of approximately $6.6 million during the nine months ended September 30, 1999. We have not had a profitable quarter since the fourth quarter of fiscal 1997. As of January 7, 2000, we had cash and cash equivalents of approximately $330,000. We believe that our cash and anticipated funds from operations will be adequate to fund cash requirements until the completion of the merger with nMortgage, which is planned to occur in the first quarter of 2000. If the merger is not completed as planned, we will require additional financing to fund further production, marketing and distribution of our products. There can be no assurance that we will be successful on obtaining such additional financing on terms acceptable to us, which may require us to consider liquidating all or a part of our assets and possibly discontinuing operations. In connection with the 1999 refinancing, we issued convertible promissory notes secured by certain of our assets. Security interests held by the holders of such promissory notes could restrict our ability to raise additional financing. Any new investors may seek and obtain substantially better terms than were granted to its present investors and the issuance of such securities would result in dilution to its existing shareholders.

         THERE IS THE RISK THAT DUE TO THE LIMITATIONS PLACED ON THE CONVERSION OF THE PREFERRED SHARES, THE PREFERRED SHAREHOLDER'S INVESTMENT MAY NOT BE CONVERTED INTO COMMON STOCK AND WOULD HAVE TO BE REDEEMED IN CASH.

         The total number of shares of Common Stock issuable (1) upon conversion of the Series D Preferred Stock, (2) as a dividend on the Series D Preferred Shares, and (3) upon exercise of the Warrants cannot exceed 20% of the number of shares of Common Stock of the Company issued and outstanding on September 1, 1999. In the event the holders of Preferred Shares are unable to convert shares of the Preferred Shares into common stock because these limitations have been reached, the Company would be required to redeem the Preferred Shares in cash at 135% of the stated value plus any accrued and unpaid dividends. It is possible that in such case the Company may not possess sufficient cash and cash equivalents necessary to redeem the Series D Preferred Shares in cash. A similar but separate risk exists with the Company's Series C Preferred Shares.

         The total number of shares of common stock issuable upon conversion of the Series C Preferred Shares cannot exceed 1,331,500 shares, which amount represents 20% of our common stock outstanding on June 1, 1999. If a holder of Series C Preferred Shares is unable to convert those shares into common stock because these limitations have been reached, we would be required to redeem the Series C Preferred Shares in cash at 115% of the amount paid for those shares plus any accrued and unpaid dividends. Depending on the number of shares we are required to redeem, we may lack sufficient cash to accomplish the required redemption.

         OUR OPERATIONS MAY PROVE UNSUCCESSFUL WHICH WOULD RESULT IN CONTINUED UNPROFITABILITY AND MAY CAUSE OUR STOCK PRICE TO FALL.

         We have not generated a profitable year since the fiscal year ended July 31, 1994. Due to a variety of factors, many of which are discussed in this prospectus, we may never generate significant revenues or operate profitability. Even if we succeed in our operations as contemplated, we cannot assure a successful transition to higher volume operations. We may be unable to control our expenses, attract necessary additional personnel, or procure the capital required to maintain expanded operations. If our sales growth is ultimately unsuccessful, the results of our operations will suffer accordingly, and the market price of our stock may fall.

         WE CONTINUE TO FACE RISKS, EXPENSES AND DIFFICULTIES ASSOCIATED WITH NEW AND EXPANDING BUSINESSES.

         Although our business was formed in 1991, we continue to face the risks, expenses and difficulties frequently encountered by new and expanding businesses. These risks include, but are not limited to, negative cash flow, initial high development costs of new products without corresponding sales pending receipt of corporate and product regulatory approvals and market introduction and acceptance of new products. We cannot guarantee that our products will be accepted in the marketplace or that we will be able to obtain the regulatory approvals we require to conduct our business.

         OUR COMMON STOCK COULD BE DELISTED FROM THE NASDAQ NATIONAL MARKET, WHICH DELISTING COULD HINDER YOUR ABILITY TO OBTAIN ACCURATE QUOTATIONS AS TO THE PRICE OF OUR COMMON STOCK, OR DISPOSE OF OUR COMMON STOCK IN THE SECONDARY MARKET.

         Although our common stock is currently listed on the Nasdaq National Market, we cannot guarantee that an active public market for our common stock will continue to exist. The market price of our Common Stock has been highly volatile. In order to maintain our listing on the Nasdaq National Market, we must maintain a closing sales price of at least $1.00 per share for a certain period of time. Since January 2, 1999, our Common Stock has traded in the range of $0.81 to $2.75 per share. In the event our securities are delisted from the Nasdaq National Market, trading, in our common stock could thereafter be conducted in the over-the-counter markets in the so-called "pink sheets" or the National Association of Securities Dealer's "Electronic Bulletin Board." Consequently, the liquidity of our common stock would likely be impaired, not only in the number of shares which could be bought and sold, but also through delays in the timing of the transactions, reduction in the coverage of IGCA by security analysts and the news media, and lower prices for our securities than might otherwise prevail. In addition, our common stock would become subject to certain rules of the Securities and Exchange Commission relating to "penny stocks." These rules require broker-dealers to make special suitability determinations for purchasers other than established customers and certain institutional investors and to receive the purchasers' prior written consent for a purchase transaction prior to sale. Consequently, these "penny stock rules" may adversely affect the ability of broker-dealers to sell our common stock and may adversely affect your ability to sell shares of our common stock in the secondary market.

         THE CONVERSION OF PREFERRED SHARES INTO SHARES OF OUR COMMON STOCK MAY SIGNIFICANTLY DILUTE THE INTERESTS OF OUR OTHER INVESTORS.

         We issued $1.4 million in Series C Preferred Shares to an institutional investor in June 1999, of which $900,000 was still issued and outstanding as of January 10, 2000. As of January 10, 2000, we have issued and outstanding approximately $280,000 in Series B Convertible Preferred Stock (the "Series B Preferred Shares," and collectively with the Series C Preferred Shares and the Series D Preferred Shares, the "Preferred Shares"). In October 1999, we issued $2,450,000 in Series D Preferred Shares, of which $1,612,500 were issued and outstanding as of January 10, 2000. The Series B and Series C Preferred Shares are convertible into our common stock at a conversion price equal to 91% of the average of the lowest three consecutive day closing bid price over the 20 day period prior to conversion. Series D Preferred Shares are convertible into common stock at the lesser of $3.00 or 75% of the average closing bid price for the five consecutive days immediately preceding the conversion date. The Series C Preferred Share terms prohibit issuing more than 1,331,500 shares of common stock upon conversion of the Series C Preferred Shares at a discount and the Series B Preferred Share terms prohibit issuing more than 1,505,000 shares of common stock upon conversion of Series B Preferred Shares at a discount and also limit the ability of the holder to convert if, following the conversion, such holder would own in excess of 4.9% of our common stock. A decline in the stock price of common stock could result in dilution to investors if the holders of Preferred Shares convert.

         PURSUANT TO ITS AUTHORITY TO DESIGNATE AND ISSUE SHARES OF OUR STOCK AS IT DEEMS APPROPRIATE, OUR BOARD OF DIRECTORS MAY ASSIGN RIGHTS AND PRIVILEGES TO CURRENTLY UNDESIGNATED SHARES WHICH COULD ADVERSELY AFFECT YOUR RIGHTS AS A COMMON SHAREHOLDER.

         Our authorized capital consists of 100,000,000 shares of capital stock. Our Board of Directors, without any action by the shareholders, may designate and issue shares in such classes or series (including classes or series of preferred stock) as it deems appropriate and establish the rights, preferences and privileges of such shares, including dividends, liquidation and voting rights. The rights of holders of preferred shares and other classes of capital stock that may be issued may be superior to the rights granted to the holders of our common stock. Our Board's ability to designate and issue such undesignated shares could impede or deter an unsolicited tender offer or takeover proposal. Further, the issuance of additional shares having preferential rights could adversely affect the voting power and other rights of holders of common stock.

         WE ARE DEPENDENT ON THE ONGOING SERVICES OF CERTAIN OF OUR EXECUTIVES, THE LOSS OF WHICH COULD HAVE A DETRIMENTAL EFFECT ON OUR PROFITABILITY AND THE MARKET PRICE OF OUR STOCK.

         Our business and our day-to-day operations rely heavily upon the experience, personal efforts and abilities of Edward G. Stevenson, our Chairman of the Board and Chief Executive Officer, and Barrett Johnson, our President and Chief Operating Officer. Each of these executives has significant experience in managing and guiding the business affairs of companies in the gaming machine industry. The loss of any member of management could adversely affect the success of our operations and strategic plans and, consequently, have a detrimental effect on the market price of our stock.

         WE MAY NOT PAY DIVIDENDS ON OUR COMMON STOCK, IN WHICH EVENT YOUR ONLY RETURN ON INVESTMENT, IF ANY, WILL OCCUR ON THE SALE OF OUR STOCK.

         To date, we have not paid any cash dividends on our common stock, and we do not intend to do so in the foreseeable future. Rather, we intend to use any future earnings to fund our operations and the growth of our business. Accordingly, the only return on an investment in our common stock will occur upon its sale.

         MINNESOTA LAW MAY INHIBIT OR DISCOURAGE TAKEOVERS, WHICH COULD REDUCE THE MARKET VALUE OF OUR STOCK.

         Being a corporation organized under Minnesota law, we are subject to certain Minnesota statutes which regulate business combinations and restrict the voting rights of certain persons acquiring shares of our stock. By impeding a merger, consolidation, takeover or other business combination involving Innovative Gaming Corporation of America or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of us, these regulations could adversely affect the market value of our stock.

         POTENTIAL ADVERSE MARKET PRICE IMPACT OF SHARES ELIGIBLE FOR FUTURE
SALE.

         The sale, or availability for sale, of substantial amounts of our common stock in the public market subsequent to this offering of common stock may adversely affect the prevailing market price of common stock and may impair whether we can raise additional capital by the sale of stock. As of January 10, 2000, we had 8,946,957 shares of common stock outstanding. In addition, as of January 10, 2000, we had 1,369,775 shares of common stock subject to outstanding options granted under its employee and director stock option plans, 1,145,000 shares of common stock subject to outstanding warrants (other than the Warrants) and 2,133,332 shares of common stock issuable upon conversion of convertible promissory notes.

         OUR CONTEMPLATED ACQUISITION OF NMORTGAGE.COM, INC. MAY NOT COME TO FRUITION.

         Although we have executed a definitive agreement to acquire nMortgage.com, Inc., we can give no assurance that the acquisition of nMortgage will come to fruition. Closing of the proposed transaction is subject to, among other things, due diligence, completion of certain additional documents, obtaining corporate and any necessary regulatory approvals, approval by the IGCA stockholders, and other customary pre-closing conditions. The failure to successfully complete any of these conditions could prevent the consummation of the nMortgage transaction.

         If we successfully complete the nMortgage transaction, then the factors identified below under "Risks Associated with the Internet Mortgage Business" will apply to our business. On the other hand, if we are unable to complete the nMortgage transaction, then we will continue to operate our gaming business and the factors listed below under "Risks Associated with the Gaming Machine Business" will continue to apply to our business.

              RISKS ASSOCIATED WITH THE INTERNET MORTGAGE BUSINESS

         WE MAY BE ENTERING INTO A NEW BUSINESS VENTURE IN AN EVOLVING INDUSTRY IN WHICH WE HAVE NO EXPERIENCE.

         The lending business, and the Internet mortgage business, in particular, represent a significant change in our business operations from the gaming machine business. We and our present management also have no experience with the business of providing such lending services. Furthermore, the Internet industry is rapidly evolving, extremely competitive, and the market place for Internet-related shares has been very volatile.

         INTERNET MORTGAGE BUSINESSES ARE SUBJECT TO INTEREST RATE FLUCTUATIONS, WHICH COULD HAVE AN ADVERSE IMPACT ON THE BUSINESS.

         If our proposed transaction with nMortgage is consummated, a high percentage of our customers would use our services to refinance existing mortgages and would be motivated to do so primarily when interest rates fall below the rates of their existing mortgages. In the event interest rates significantly increase, consumers' incentive to refinance will be greatly reduced and the number of loans that we would originate could significantly decline. Our failure to successfully reduce this dependence on refinancings and increase the volume of our business derived from home purchases could have an adverse effect on our business.

         Our ability to engage in profitable secondary sales of loans could also be adversely affected by increases in interest rates. The mortgage loan purchase commitments we would obtain are contingent upon delivery of the relevant loans to the purchasers within specified periods. To the extent that we would be unable to deliver the loans within the specified periods and interest rates increase, we may experience no gain or even a loss on the sale of these loans. In addition, any increase in interest rates will increase the cost of maintaining our warehouse and repurchase lines of credit which we depend on to fund the loans we originate. To the extent we do not use derivative financial instruments to hedge these risks, we would be exposed to losses caused by fluctuations in interest rates.

         UNCERTAINTY WITH RESPECT TO THE TIME IT TALES TO CLOSE LOANS CAN LEAD TO UNPREDICTABLE REVENUE AND PROFITABILITY.

         In the Internet mortgage business, the time between the date an application is received from a customer, via the Internet, and the date the loan closes has typically been lengthy and unpredictable. The loan application and approval process can often be delayed due to factors over which we would have little or no control, including the timing of the customer's decision to commit to an available interest rate, the close of escrow date for purchase loans, the timeliness of appraisals and the adequacy of the customer's own disclosure documentation. This uncertain timetable could have a direct impact on our revenue and profitability for any given period. We may expend substantial funds and management resources supporting the loan completion process and never generate revenue from closed loans. Therefore, our results of operations for a particular period may be adversely affected if the loans applied for during that period do not close in a timely manner or at all. Purchase loan applications generally take longer to close than refinancing applications as they are tied to the close of escrow date.

         OUR BUSINESS MAY EXPERIENCE SUBSTANTIAL GROWTH IN THE INTERNET MORTGAGE INDUSTRY, AND IF WE ARE UNABLE TO MANAGE THIS GROWTH, OUR BUSINESS WILL BE ADVERSELY AFFECTED.

         Assuming the proposed transaction with nMortgage is consummated, we may experience periods of significant growth, which may place a strain on our resources. If we do not manage this potential growth effectively, it could adversely affect our business. We may not be successful in managing or expanding our operations or maintaining adequate management, financial and operating systems and controls.

         IF ONLINE MORTGAGE SERVICES DO NOT ACHIEVE WIDESPREAD CUSTOMER ACCEPTANCE, OUR BUSINESS WOULD BE ADVERSELY AFFECTED.

         Assuming the consummation of the transaction with nMortgage, our success in the Internet mortgage business will depend, in large part, on widespread consumer acceptance of purchasing mortgages online. The development of an online market for mortgage loans has only recently begun, is rapidly evolving and likely will be characterized by an increasing number of market entrants. Our future growth, if any, will depend on the following critical factors:

         - the growth of the Internet as a commerce medium generally, and as a market for consumer financial products and services specifically;

         - our ability to successfully and cost-effectively market our services to a sufficiently large number of customers; and

         - our ability to overcome a perception among many real estate market participants that obtaining mortgages online is risky for consumers.

         There can be no assurance that the market for our services will develop, that our services will be adopted or that consumers will significantly increase their use of the Internet for obtaining mortgage loans. If the online market for mortgage loans fails to develop, or develops more slowly than expected, or if our services do not achieve widespread market acceptance, our business, results of operations and financial condition would be adversely affected.

         WE WILL BE RELYING ON THE TIMELY AND COMPETENT SERVICES OF VARIOUS COMPANIES INVOLVED IN THE MORTGAGE PROCESS; IF THESE COMPANIES FAIL TO TIMELY AND COMPETENTLY DELIVER THESE SERVICES, OUR BUSINESS REPUTATION WOULD BE DIRECTLY AND ADVERSELY AFFECTED.

         We will rely on other companies to perform services related to the loan underwriting process, including appraisals, credit reporting and title searches. Any interruptions or delays in the provision of these services may cause delays in the processing and closing of loans for our customers. If we are unsuccessful in managing the timely delivery of these services we will likely experience increased customer dissatisfaction and our business could be adversely affected.

         WE MAY INCUR LOSSES ON LOANS IF WE BREACH REPRESENTATIONS OR WARRANTIES TO MORTGAGE LOAN PURCHASERS.

         In connection with the sale and exchange of loans, we will be making customary representations and warranties to mortgage loan purchasers relating to, among other things, compliance with laws and origination practices. In the event we were to breach any of these representations and warranties, we could be required to repurchase or substitute these mortgage loans and bear any subsequent losses on the repurchased loans. We could also be required to indemnify mortgage loan purchasers for these losses and claims with respect to mortgage loans for which there was a breach of representations and warranties.

         THE MORTGAGE LENDING INDUSTRY IS INTENSELY COMPETITIVE, AND IF WE FAIL TO SUCCESSFULLY COMPETE IN THIS INDUSTRY, OUR BUSINESS WOULD BE ADVERSELY AFFECTED.

         To compete successfully in the mortgage lending industry, and in particular in the Internet mortgage business, we must respond promptly and effectively to the challenges of technological change, evolving standards and our competitors' innovations by continuing to enhance and expand our services, as well as our sales and marketing channels. Increased competition, particularly online competition, could result in price reductions, reduced margins or loss of market share, any of which could adversely affect our business. We may not be able to compete successfully in this market environment and our failure to do so could have an adverse effect on our business, results of operations and financial condition.

         IF WE FAIL TO COMPLY WITH THE NUMEROUS LAWS AND REGULATIONS THAT GOVERN THE MORTGAGE LENDING INDUSTRY, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

         Assuming the transaction with nMortgage is consummated, our business must comply with extensive and complex rules and regulations of, and licensing and examination by, various federal, state and local government authorities. These rules impose obligations and restrictions on our residential loan brokering and lending activities. In particular, these rules limit the broker fees, interest rates, finance charges and other fees we may assess, require extensive disclosure to our customers, prohibit discrimination and impose on us multiple qualification and licensing obligations. We may not always be in compliance with these requirements. Failure to comply with these requirements may result in, among other things, revocation of required licenses or registrations, loss of approved status, voiding of loan contracts or security interests, indemnification liability or the obligation to repurchase mortgage loans sold to mortgage loan purchasers, rescission of mortgage loans, class action lawsuits, administrative enforcement actions and civil and criminal liability.

         ANY ACQUISITIONS THAT WE WOULD UNDERTAKE COULD BE DIFFICULT TO INTEGRATE, DISRUPT OUR BUSINESS, DILUTE STOCKHOLDER VALUE AND ADVERSELY AFFECT OUR OPERATING RESULTS

         We may acquire or make investments in businesses, technologies, services or products that are complimentary to the Internet mortgage business. These acquisitions and investments could disrupt our ongoing business, distract our management and employees and increase our expenses. If we acquire a company, we could have difficulty in assimilating that company's personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. We could also have difficulty in integrating the acquired products, services or technologies into our operations and we may incur indebtedness or issue equity securities to pay for any future acquisitions.

         WE MAY NOT BE ABLE TO RECRUIT AND RETAIN THE PERSONNEL WE NEED TO
SUCCEED

         Competition for personnel throughout the Internet mortgage industry, and the mortgage lending industry in general, is intense. We may be unable to retain key employees or attract, assimilate or retain other highly qualified employees in the future. Our future success will depend on our continuing to attract, retain and motivate highly skilled employees, particularly with respect to our loan processing functions.

         OUR BUSINESS WOULD BE IMPAIRED IF CONSUMERS DO NOT CONTINUE TO USE THE INTERNET.

         Our business would be adversely affected if Internet usage does not continue to grow, particularly by homebuyers. A number of factors may inhibit Internet usage by consumers, including inadequate network infrastructure, security concerns, inconsistent quality of service, and lack of availability of cost-effective, high-speed service. If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth and its performance and reliability may decline. In addition, many websites have experienced service interruptions as a result of outages and other delays occurring throughout the Internet infrastructure. If these outages or delays frequently occur in the future, Internet usage, as well as the usage of our website, could grow more slowly or decline.

         OUR BUSINESS WILL SUFFER IF WE ARE UNABLE TO EXPAND AND PROMOTE OUR BRAND RECOGNITION

         Establishing and maintaining our brand will be critical to attracting and expanding a customer base, solidifying business relationships and successfully implementing our proposed business strategy. We cannot assure you that our brand will be positively accepted by the market or that our reputation will be strong.

         Promotion and enhancement of our brand will also depend, in part, on our success in providing a high-quality customer experience. We cannot assure you that we will be successful in achieving this goal. If potential visitors to our website do not perceive our proposed services to be of high quality or if we alter or modify our brand image, introduce new services or enter into new business ventures that are not favorably received, the value of our brand could be diluted, thereby decreasing the attractiveness of our service to potential customers.

         IF WE ARE UNABLE TO ADAPT TO THE RAPID TECHNOLOGICAL CHANGE THAT CHARACTERIZES THE INTERNET MORTGAGE INDUSTRY, OUR BUSINESS WILL SUFFER.

         Our future success will depend on our ability to adapt to rapidly changing technologies by continually improving the performance features and reliability of our services. We may be relying on third party software products and services and if we are unable to integrate this software in a fully functional manner, we may experience difficulties that could delay or prevent the successful development, introduction or marketing of new products and services. In addition, enhancements of our products and services must meet the requirements of our prospective customers and must achieve significant market acceptance. We could also incur substantial costs if we need to modify our services or infrastructure to adapt to these changes.

         ANY OUTAGES, DELAYS OR OTHER DIFFICULTIES EXPERIENCED BY THE INTERNET SERVICE PROVIDERS, ONLINE SERVICE PROVIDERS OR OTHER WEBSITE OPERATORS ON WHICH OUR USERS DEPEND COULD ADVERSELY AFFECT OR BUSINESS.

         Our website may be subject to occasionally experiencing slower response times or decreased traffic for a variety of reasons. In addition, our users will be dependent on Internet service providers, online service providers and other website operators for access to our websites. Many of them have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. Additionally, the Internet infrastructure may not be able to support continued growth in its use. Any of these problems could adversely affect our business.

         OUR BUSINESS WILL BE ADVERSELY AFFECTED IF WE ARE UNABLE TO SAFEGUARD THE SECURITY AND PRIVACY OF OUR CUSTOMERS' FINANCIAL DATA.

         Internet usage could decline if any well-publicized compromise of security occurred. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by any breaches that occur. We also plan to retain on our premises personal financial documents that we will receive from prospective borrowers in connection with their loan applications. These documents are highly sensitive and if a third party were to misappropriate our customers' personal information, customers could possibly bring legal claims against us. We cannot assure you that our privacy policy will be deemed sufficient by our prospective customers or any federal or state laws governing privacy which may be adopted in the future.

         THERE IS SIGNIFICANT POTENTIAL FOR DILUTION OF INVESTORS INTERESTS DUE TO THE NMORTGAGE.COM, INC. TRANSACTION.

         If the acquisition nMortgage.com, Inc. is completed, our current shareholders could experience significant ownership dilution. Furthermore, this new business could require additional financing which could dilute shareholdings even further.

                RISKS ASSOCIATED WITH THE GAMING MACHINE INDUSTRY

         OUR SUCCESS DEPENDS IN LARGE PART UPON OUR ABILITY TO DESIGN, MANUFACTURE, MARKET AND SERVICE PRODUCTS THAT WILL BE ACCEPTED IN THE GAMING MACHINE MARKET.

         Our success as a gaming machine manufacturer and supplier is dependent upon numerous factors, including our ability to design, manufacture, market and service gaming machines that achieve player and casino acceptance while maintaining product quality and acceptable margins. In addition, we must compete against gaming machine suppliers with greater financial resources, name recognition and established service networks, customer relationships and licensed in more jurisdictions. To date, the sales of our multi-player games have been significantly lower than we anticipated. In order to diversify and expand sales, we have begun licensing, marketing and selling single player games such as Bonus Streak and Mythical Reels. We have also begun the development of other single player games such as Revolving Rings. We cannot assure you that these single player games will be accepted by the market. We will need to develop gaming machines that offer technological advantages or unique entertainment features in order for us to be able to compete effectively in the gaming machine market.

         WE MAY BE UNABLE TO COMPETE SUCCESSFULLY IN THE SINGLE PLAYER GAMES MARKET, FOR WHICH WE ARE CURRENTLY DEVELOPING PRODUCTS, OR WITH COMPETITORS WHO DEVELOP GAMING MACHINES THAT ARE SIMILAR TO OUR MULTI-STATION PRODUCTS.

         Many gaming equipment companies, several of which are large and well-established, supply the casino and video lottery industries with video gaming machines and other gaming equipment. Our management believes that Aristocrat, Alliance Gaming, International Game Technology, Anchor Gaming and WMS Industries are among the largest and most-established gaming machine suppliers. Sigma Games distributes a multi-player horserace game, which our management believes competes for the same casino floor space as our games. Additionally, Sega Gaming also offers similar games in a multi-player format and has applied for licensure in certain U.S. markets. Upon licensing, we believe Sega Gaming will become a direct competitor. However, these competitors, or another competitor, may develop gaming machines that are similar to our gaming machines in the future. Furthermore, we cannot assure you that any of the single player games we are currently developing for the intensely competitive single player game market will be accepted in such a competitive market.

         AS WITH OTHER BUSINESSES IN THE GAMING INDUSTRY, OUR PROFITABILITY AND OUR POTENTIAL FOR GROWTH ARE HIGHLY DEPENDENT ON MANY FACTORS WHICH ARE OUT OF OUR CONTROL.

         Our revenues are derived from the gaming industry. The growth of our business is substantially dependent upon factors that are beyond our the control. Such factors include, among others, the pace of development, changes in gaming regulation, expansion and renovation of casinos and other forms of casino gaming in new jurisdictions, and the continued popularity of casino gaming as a leisure activity. The expansion of the gaming industry has slowed in recent years and the continued expansion of gaming markets is dependent upon political, legal and other factors, which are beyond our control. As a result of these and other factors, we cannot assure you that we will be able achieve planned growth or profitability.

         THE LOSS OF ORDERS OR THE INABILITY TO OBTAIN NEW ORDERS COULD CAUSE SIGNIFICANT FLUCTUATIONS IN OUR REVENUES AND CASH FLOW AND ADVERSELY AFFECT OUR OPERATING RESULTS AS A WHOLE.

         Our operating results have varied substantially from quarter to quarter. Revenues in any quarter are substantially dependent on regulatory approval, receipt of orders, availability of parts and components necessary to manufacture the products, delivery and installation in that quarter. Our staffing and operating expenses are based on anticipated revenue levels, and a high percentage of our costs are fixed, in the short-term. As a result, the loss of any one order, or the failure to obtain new orders as existing orders are completed, could have a material adverse effect on, or cause significant fluctuations in, our revenues and cash flow from quarter to quarter.

         OUR OPERATIONS ARE DEPENDENT UPON OUR RELATIONSHIPS WITH OUR VENDORS, SUPPLIERS AND DISTRIBUTORS.

         We are highly dependent upon our relationships with our vendors, suppliers and distributors. A significant interruption or delay in the delivery of components from our suppliers, or the loss of a significant distributor, could materially and adversely affect the results of our operations.

         WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION WHICH COULD NEGATIVELY IMPACT OUR BUSINESS.

         The manufacture and distribution of gaming machines are subject to numerous federal, state, provincial, tribal, international and local regulations. These regulations are constantly changing and evolving, and may permit additional gaming or curtail gaming in various jurisdictions in the future, which may have a material adverse impact on us. The timing and expense of obtaining gaming licenses has an affect on our ability to expand our market. Together with our key personnel, we undergo extensive investigation before each jurisdictional license is issued. Our gaming machines are subjected to independent testing and evaluation prior to approval from each jurisdiction in which we do business. Generally, regulatory authorities have broad discretion when granting, renewing or revoking such game approvals and licenses. Our failure, or the failure of any of our key personnel or gaming machines, in obtaining or retaining a license in any jurisdiction could have a material adverse effect on our business. Furthermore, the failure to obtain or retain a required license in one jurisdiction could negatively impact our ability (or the ability of any of our key personnel or gaming machines) to obtain or retain required licenses in other jurisdictions. In addition, we may also be subject to regulation as a gaming operator if we enter into lease participation agreements under which we share in the revenues generated by gaming machines. Regulatory authorities may require significant shareholders to submit to background investigations and respond to questions from regulatory authorities, and may deny a license or revoke our licenses based upon their findings. For a more complete description of the gaming regulations impacting us, you should refer to the Regulation section of our Form 10-K for the fiscal year ended December 31, 1998.

         THERE IS A RISK THAT THE VALUE OF OUR PROPRIETARY INTELLECTUAL PROPERTY RIGHTS COULD BE DIMINISHED BY IMPROPER USE BY OTHERS.

         Our products are technology-based and as such, we face several intellectual property risks. We believe that our proprietary software, hardware and other intellectual property are important to our success and our competitive position. We rely on a combination of patent, trade secret, copyright and trademark law, nondisclosure agreements and technical security measures to protect our rights pertaining to our products. We currently hold patents for our blackjack, craps and roulette machines. However, the actions we have taken to protect our proprietary rights may be inadequate to prevent others from imitating our products. For instance, we may not be granted patents for products that we develop in the future. Even if we are granted patents for our products, we may still be unable to prevent third parties from being able to copy or to "reverse engineer" certain portions of our products or to obtain and use information that we believe is proprietary.

         Although we are not aware of any infringement, we may be subject to claims from third parties alleging that we have infringed their proprietary intellectual property rights. Such claims could have a material adverse effect on our business given the costs associated with intellectual property litigation, the potential diversion of our management's resources to litigation and the risk of an injunction or other delay in the offering of our products.

                                 USE OF PROCEEDS

         The Company received gross proceeds of $2,450,000 from the sale of the Series D Preferred Shares. The gross proceeds to the Company from the exercise of the warrants, if the warrants are exercised in full, would be a maximum of $941,875. The proceeds from the exercise of the warrants are intended to be used for working capital purposes. The Company will not receive any proceeds from the sale of the common stock by the selling shareholders.

                              SELLING SHAREHOLDERS

         The following table sets forth the number of shares of the common stock owned by the selling shareholders as of January 10, 2000 and after giving effect to this offering. We will not receive any proceeds from the sale of the common stock by the selling shareholders. The shares of common stock received upon exercise of the Warrants may be offered from time to time by the selling shareholders.


                                            Shares            Percentage            Number of            Percentage
                                          Beneficially        Beneficial        Shares Offered by        Beneficial
                                          owned before         Ownership             Selling           Ownership After
Name                                        Offering         Before Offering       Shareholder            Offering
---------------------------                 --------         ---------------       -----------            --------
The Shaar Fund, Ltd.                        1,134,705(1)         12.3%               353,964(2)             7.1%
Augustine Fund, PL                            353,964             3.8%               353,964                0.0%
Barry Seidman                                 322,591             3.6%               322,591                0.0%
Levana Fund                                   226,258             2.5%               226,258                0.0%
Zakeni Limited                                176,982             1.9%               176,982                0.0%
Blakely Trading, Ltd.                          90,503             1.0%                90,503                0.0%
Dale Sleen, DDS-IRA                            90,503             1.0%                90,503                0.0%
Brad Blumenthal                                45,252             *                   45,252                0.0%
C. Jesse Reggio                                45,252             *                   45,252                0.0%
World Capital Funding, Inc., LLC               45,252             *                   45,252                0.0%
Lucy Birkemeier                                35,396             *                   35,396                0.0%
Jimmy Dowda                                    35,396             *                   35,396                0.0%
Taurus Enterprises, LLC                        20,163             *                   20,163                0.0%
Four Corp. Employees Defined Cont Plan/Trust   20,163             *                   20,163                0.0%
Cynthia Frank                                  20,163             *                   20,163                0.0%
Ronnie L. Williams Sr.                         17,698             *                   17,698                0.0%
Fong Charitable Foundation                     25,000             *                   25,000                0.0%
Wyncrest Capital                               25,000             *                   25,000                0.0%
Vista Gaming                                   50,000             *                   50,000                0.0%
Grogen Financial                               10,000             *                   10,000                0.0%

------------
*Less than 1%.


(1) Includes (i) 40,000 shares of common stock beneficially owned by the selling shareholder; (ii) 303,964 shares of common stock issuable upon conversion of the Series D Preferred Shares; (iii) a maximum of 94,424 shares of common stock issuable upon conversion of the Series B Convertible Preferred Stock, and upon payment of dividends in connection with the Series B Preferred Shares, (iv) 646,317 shares remaining to be issued upon conversion of the Series C Preferred Shares and upon payment of dividends in connection with the Series C Preferred Shares and (v) 50,000 shares issuable upon the exercise of warrants.
(2) Represents the maximum number of shares to be issued pursuant to the Securities Purchase Agreement. Includes shares issuable upon conversion of the Series D Preferred Shares, shares issuable upon payment of dividends in connection with the Series D Preferred Shares, and 50,000 shares issuable upon exercise of warrants. Does not include shares issuable upon conversion of Series B Preferred Shares or Series C Preferred Shares.

         During October 1999, we issued a total of 2,450 shares of Series D Convertible Preferred Stock at a price of $1,000 per share in a private placement for total proceeds of $2,450,000, prior to any offering expenses, and warrants to acquire 245,000 shares of our common stock at $2.75 per share. An annual dividend of 6 percent shall be paid quarterly in arrears either in common stock or cash at our discretion. Each share of Series D Preferred Stock is convertible into shares of our common stock at a conversion price of the lesser of $3.00 or 75 percent of the closing average bid price of our common stock for the five consecutive trading days immediately preceding the conversion date. We have reserved 1,750,000 shares of common stock for issuance upon conversion of the Series D Preferred Stock and 245,000 shares of common stock to be issued upon the exercise of the warrants. We have the right to redeem the Series D Preferred Stock at 135 percent of par in cash if the market price is lower than the market price on the date that the Series D Preferred Stock was issued. All outstanding shares of Series D Preferred Stock will be automatically converted into common stock in October 2004. A holder of Series D Preferred Stock may not convert such stock into common stock if, following such conversion, the holder beneficially owns greater than 4.9 percent of our common stock. If, notwithstanding the foregoing, such holder is deemed by a court to be the beneficial owner of more than 5% of the Company's common stock, the Company is required to redeem for cash such number of shares of Series D Preferred Shares as will reduce such holder's ownership to not more than 5% at a redemption price equal to 125% of the stated value plus accrued and unpaid dividends. In the case of mandatory conversion, the Company may elect to pay a redemption price in cash equal to 135% of the stated value plus accrued and unpaid dividends or may extend the mandatory conversion date for one year.


                              PLAN OF DISTRIBUTION

         We are registering the shares offered by this prospectus in part on behalf of the selling shareholders. We agreed to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act") covering resale by the selling shareholders of the shares and to use our best efforts to cause such registration statement to be declared effective as soon as possible thereafter. As used in this section, the term "selling shareholders" includes donees, pledgees, transferees and other successors in interest selling shares received from a selling shareholder after the date of this prospectus. We will pay all costs and expenses in connection with the preparation of this prospectus and the registration of the shares offered by it. Any brokerage commissions and similar selling expenses attributable to the sale of shares will be borne by the selling shareholders. Sales of shares may be effected by the selling shareholders at various times in one or more types of transactions (which may include block transactions) on the Nasdaq National Market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale at market prices prevailing at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

         We have agreed to indemnify the selling shareholders and their officers, directors, employees and agents, and each person who controls any selling shareholder, in certain circumstances against certain liabilities, including liabilities arising under the Securities Act. Each selling shareholder has agreed to indemnify the Company and its directors and officers in certain circumstances against certain liabilities, including liabilities arising under the Securities Act.

         The selling shareholders and any broker-dealers that act in connection with the sale of securities might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

         Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934, as amended, may apply to their sales in the market.

         Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that Rule.

MINNESOTA ANTI-TAKEOVER LAW

         The Company is governed by the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. In general, Section 302A.671 provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved in a prescribed manner. A "control share acquisition" is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. In general, Section 302A.673 prohibits a publicly-held Minnesota corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who is the beneficial owner, directly or indirectly, or 10% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and at any time within four years prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock.


                       WHERE YOU CAN FIND MORE INFORMATION

         Federal securities law requires IGCA to file information with the Securities and Exchange Commission concerning its business and operations. Accordingly, we file annual, quarterly, and special reports, proxy statements and other information with the Commission. You can inspect and copy this information at the Public Reference Facility maintained by the Commission at Judiciary Plaza, 450 5th Street, N.W., Room 1024, Washington, D.C. 20549. You can also do so at the following regional offices of the Commission:

(1) New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048

(2) Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

         You can receive additional information about the operation of the Commission's Public Reference Facilities by calling the Commission at 1-800-SEC-0330. The Commission also maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that, like IGCA, file information electronically with the Commission.

         The Commission allows us to "incorporate by reference" information that has been filed with it, which means that we can disclose important information to you by referring you to the other information we have filed with the Commission. The information that we incorporate by reference is considered to be part of this prospectus, and related information that we file with the Commission will automatically update and supersede information we have included in this prospectus. We also incorporate by reference any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the selling shareholders sell all of their shares or until the registration rights of the selling shareholders expire. This prospectus is part of a registration statement that we filed with the Commission
(Registration No. 333-       ). The following are specifically incorporated
herein by reference:

         1. Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

         2. Amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 1998 as filed August 2, 1999;

         3. Quarterly Reports on Form 10-Q filed on May 17, 1999, August 16, 1999 and November 15, 1999;

         4. Current Reports on Form 8-K filed on June 7, 1999 and October 25, 1999; and

         5. The description of common stock included under the caption "Securities to be Registered" in the Company's registration statement on Form SB-2 (registration No. 33-61492C), including any amendments or reports filed for the purpose of updating such description.

         You can request a free copy of the above filings or any filings subsequently incorporated by reference into this prospectus by writing or calling us at the following address:

                  Innovative Gaming Corporation of America
                  Attention: Edward G. Stevenson, Chief Executive Officer 4275 Aircenter Circle
                  Reno, Nevada 89502
                  (775) 823-3000

         You should rely only on the information incorporated by reference or provided in this prospectus or any supplement or amendment to this prospectus. We have not authorized anyone else to provide you with different information or additional information. Selling shareholders will not make an offer of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus, or any supplement or amendment to this prospectus, is accurate at any date other than the date indicated on the cover page of such documents.


                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements contained in this prospectus and in the documents incorporated by reference in this prospectus are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "may," "will" or similar terms. Forward-looking statements also include projections of financial performance, statements regarding management's plans and objectives and statements concerning any assumption relating to the foregoing. Important factors regarding IGCA's business, operations and competitive environment which may cause actual results to vary materially from these forward-looking statements are discussed under the caption "Risk Factors."

                                  LEGAL MATTERS

         Legal matters in connection with the validity of the shares offered by this Prospectus will be passed upon for the Company by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota.


                                     EXPERTS

         The consolidated financial statements of IGCA as of December 31, 1998, December 31, 1997, and December 31, 1996 and for the year then ended incorporated by reference and as of December 28, 1997 and for the year then ended incorporated by reference in the registration statement of which this prospectus is a part have been audited by Kafoury, Armstrong & Co., independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of that firm as experts in giving said report.


                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney's fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; acted in good faith; received no improper personal benefit and
Section 302A.255, if applicable, has been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions by persons in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Subdivision 4 of Section 302A.521 of the Minnesota Statutes provides that a corporation's articles of incorporation or bylaws may prohibit such indemnification or place limits upon the same. The Company's articles and bylaws do not include any such prohibition or limitation. As a result, the Company is bound by the indemnification provisions set forth in Section 302A.521 of the Minnesota Statutes. As permitted by Section 302A.251 of the Minnesota Statutes, the Articles of Incorporation of the Company provide that a director shall, to the fullest extent permitted by law, have no personal liability to the Company and its shareholders for breach of fiduciary duty as a director.

         To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                2,105,000 SHARES

                    INNOVATIVE GAMING CORPORATION OF AMERICA

                                  COMMON STOCK





                              ---------------------
                                    PROSPECTUS
                              ---------------------






                              [           ]  , 2000

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


              ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

 The estimated expenses in connection with the issuance and distribution of the securities registered hereby are set forth in the following table:


SEC registration fee........................................             $       938
Nasdaq National Market additional listing fee...............                  17,500
Legal fees and expenses.....................................                  10,000
Accounting fees and expenses................................                   1,000
Miscellaneous...............................................                     562
                                                                          ----------
Total                                                                    $   30 ,000
                                                                         ===========


ITEM 15.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company is governed by Minnesota Statutes Chapter 302A. Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney's fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; acted in good faith; received no improper personal benefit and Section 302A.255, if applicable, has been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions by persons in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Subdivision 4 of Section 302A.521 of the Minnesota Statutes provides that a company's articles of incorporation or bylaws may prohibit such indemnification or place limits upon the same. The Company's articles and bylaws do not include any such prohibition or limitation. As a result, the Company is bound by the indemnification provisions set forth in Section 302A.521 of the Minnesota Statutes.

     As permitted by Section 302A.251 of the Minnesota Statutes, the Articles of Incorporation of the Company provide that a director shall have no personal liability to the Company and its shareholders for breach of his fiduciary duty as a director, to the fullest extent permitted by law. The Agency Agreement contains provisions under which the Company, on the one hand, and the Placement Agent, on the other hand, have agreed to indemnify each other (including officers and directors of the Company and the Placement Agent, and any person who may be deemed to control the Company or the Placement Agent) against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

ITEM 16.        EXHIBITS.


    EXHIBIT     DESCRIPTION OF DOCUMENT

      3.1       Series D Convertible Preferred Certificate of Designation
      5         Opinion of Maslon Edelman Borman & Brand, LLP
     10.1       Form of  Securities Purchase Agreement
     10.2       Form of Registration Rights Agreement
     10.3       Form of Common Stock Purchase Warrant
     23.1       Consent of Kafoury, Armstrong & Co.
     23.2       Consent of Maslon Edelman Borman & Brand, LLP (included in
                Exhibit 5).
     24         Power of Attorney (included on page II-3).

ITEM 17.  UNDERTAKINGS.

(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)      The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

         (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Reno, State of Nevada, on January 11, 2000.

                         Innovative Gaming Corporation of America, Registrant

                         By s/ Edward G. Stevenson
                           -----------------------------------------------------
                             Edward G. Stevenson, Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Edward G. Stevenson and Barrett V. Johnson, each of either of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitutes, may lawfully do or cause to be done by virtue thereof.

      Pursuant to the requirements of the Securities Exchange Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.



NAME                                        TITLE                                           DATE
----                                        -----                                           ----
 s/ Edward G. Stevenson                     Chairman of the Board,                      January 11, 2000.
----------------------------------          Chief Executive Officer and
Edward G. Stevenson                         Chief Financial Officer
                                            (Principal Executive Officer)
                                            (Principal Accounting Officer)


 s/ Ronald A. Johnson                       Director                                    January 11, 2000.
----------------------------------
Ronald A. Johnson


 s/ Leo V. Seevers                          Director                                    January 11, 2000.
----------------------------------
Leo V. Seevers


 s/ Ronald R. Zideck                        Director                                    January 11, 2000.
----------------------------------
Ronald R. Zideck


                                    EXHIBITS



    EXHIBIT     DESCRIPTION OF DOCUMENT                                                               PAGE NO.
    -------     -----------------------                                                               --------
      3.1       Series D Convertible Preferred Certificate of Designation
      5         Opinion of Maslon Edelman Borman & Brand, LLP
     10.1       Form of Securities Purchase Agreement
     10.2       Form of Registration Rights Agreement
     10.3       Form of Common Stock Purchase Warrant
     23.1       Consent of Kafoury, Armstrong & Co.
     23.2       Consent of Maslon Edelman Borman & Brand, LLP (included in Exhibit 5)
     24         Power of Attorney (included on page II-3)